CML Microsystems Plc

Microsystems Plc

2005

Interim Statement for the half year ended 30th September 2005

Chairman's
STATEMENT

It is pleasing to report that your company has continued to achieve the firm progress in product sales that I had expected as the opening period began, led strongly by the healthy growth maintained in sales for memory card controllers.

Collectively, turnover from products for other semiconductor market areas served by the group were ahead of the figures for the immediately preceding six months, but were lower than those recorded for the comparable half.

Although the overall operating results for the opening period to 30 September 2005 are also viewed as a satisfactory outcome by your board, it is difficult to make direct comparisons with the results reported for earlier years due to the introduction of the mandatory new IFRS reporting standards.

The IFRS reporting standards do not materially impact on figures for turnover in these results, for example, but they do introduce new rules for the treatment of R&D expenditure, amortisation, depreciation and other accounting issues, which can significantly alter the presentation of results compared with traditional UK GAAP reporting standards.

As required from all companies with a full listing on the London Stock Exchange, a full description of the transition to International Financial Reporting Standards has been lodged with the LSE, and a copy can be viewed and downloaded from the group's website at www.cmlmicroplc.com

Good gains were posted in sales of memory card controllers into the Far East, US and European territories, with Germany forming a notable component in the European figures. Steps taken to increase the range and scope of Hyperstone's new products portfolio are an ongoing feature of its operations, and product development expenditure is again expected to reach increased levels in this second half. Additional engineering staff are among the measures being taken.

Sales for the group's radio communications and Wireless Data products were comfortably ahead over the comparative period, but the gains in sales of Two Way Radio products in the Far East were more than offset by the weakened sales of Wireline Telecom products into China. The problems in this market area became evident during the second half of last year and have continued since. It is not likely that a material improvement in the situation will be seen before the year-end.

New products introduced to market this year have included high performance devices aimed towards rapidly growing areas of the marine communications market and multi-standards land mobile voice and data applications. Expenditure on product design and development is again set to rise through the second half, reflecting the strong new products portfolio that underpins the group's growth strategies. Additionally, the group increased senior level resources in sales and marketing positions in Europe and the Far East.

Although I expect the weaknesses that have persisted in some historic market areas will continue to present difficulties through the months ahead, I feel quite sure that your company will continue to achieve its growth objectives.

G.W.Gurry
Chairman

22nd November 2005

Group

CONSOLIDATED INCOME STATEMENT

	6 Months End 30/09/05 £'000	*6 months End 30/09/04 Restated £'000*	12 Months End 31/03/05 Restated £'000
Revenue	14,240	*11,440*	23,457
Cost of sales	(6,292)	*(4,435)*	(8,597)
Gross Profit	7,948	*7,005*	14,860
Distribution and administration costs	(6,632)	*(5,819)*	(12,507)
	1,316	*1,186*	2,353
Other operating income	156	*276*	581
Operating profit before adjustments	1,472	*1,462*	2,934
Restructuring costs	-	-	(420)
Share based payment	(40)	*(39)*	(79)
Operating profit after adjustments	1,432	*1,423*	2,435
Finance cost	(112)	*(118)*	(249)
Finance income	96	*47*	119
Profit before tax	1,416	*1,352*	2,305
Taxation	(250)	*(381)*	181
Profit for the period attributable to equity shareholders	1,166	*971*	2,486
Earnings per share			
Basic	7.83p	*6.66p*	16.77p
Diluted	7.77p	*6.56p*	16.64p

STATEMENT OF RECOGNISED INCOME AND EXPENDITURE

	6 Months End 30/09/05 £'000	*6 months End 30/09/04 Restated £'000*	12 Months End 31/03/05 Restated £'000
Profit for the period attributable to equity shareholders	1,166	*971*	2,486
Foreign exchange differences	187	*77*	(40)
Actuarial losses	-	-	(493)
Deferred tax	-	-	148
Recognised gains and losses relating to the period	1,353	*1,048*	2,101

Group

CONSOLIDATED BALANCE SHEET

	6 Months End 30/09/05 £'000	6 Months End 30/09/04 £'000	12 Months End 31/03/05 £'000
Assets			
Non current assets			
Property, plant and equipment	7,205	6,828	7,193
Investment properties	3,150	3,150	3,150
Intangible assets - Research & development	5,396	4,629	5,089
Intangible assets - Goodwill on consolidation	3,512	3,512	3,512
Deferred tax asset	1,583	1,066	1,573
	20,846	19,185	20,517
Current assets			
Inventories	1,944	1,991	1,723
Trade receivables and prepayments	5,310	3,837	4,093
Cash and cash equivalents	7,413	8,471	8,449
	14,667	14,299	14,265
Total assets	35,513	33,484	34,782
Liabilities			
Current liabilities			
Bank loans and overdrafts	4,000	4,378	4,378
Trade and other liabilities	5,293	4,788	4,086
Current tax liabilities	413	418	272
	9,706	9,584	8,736
Non current liabilities			
Deferred tax liabilities	2,624	2,408	2,624
Provisions	319	-	420
Long term liabilities	3,504	3,093	3,504
	6,447	5,501	6,548
Total liabilities	16,153	15,085	15,284
Net Assets	**19,360**	**18,399**	**19,498**
Equity			
Share capital	745	741	744
Convertible warrants	120	240	120
Share premium	3,784	3,630	3,753
Share based payments	122	42	82
Capital Redemption Reserve	255	255	255
Foreign exchange differences	147	77	(40)
Retained earnings	14,187	13,414	14,584
Shareholders' equity	**19,360**	**18,399**	**19,498**

Group
CONSOLIDATED CASH FLOW STATEMENT

	6 Months End 30/09/05 £'000	*6 Months End 30/09/04 Restated £'000*	12 Months End 31/03/05 Restated £'000
Operating activities			
Net profit for the period before income taxes	1,416	*1,352*	2,305
Adjustments for:			
Depreciation	295	*289*	663
Movement in pension deficit	-	-	(82)
Amortisation of research and development	1,730	*1,301*	3,354
Share based payments	40	*39*	79
Exceptional restructuring costs	-	-	420
Interest expense	112	*118*	235
Interest income	(96)	*(47)*	(119)
(Decrease)/Increase in working capital	(537)	*385*	243
Cash flows from operating activities	2,960	*3,437*	7,098
Income tax refunded	99	*284*	142
Net cash flows from operating activities	3,059	*3,721*	7,240
Investing activities			
Purchase tangible fixed assets	(305)	*(593)*	(1,351)
Investment in intangible assets	(2,049)	*(1,579)*	(4,093)
Disposals of tangible fixed assets	4	*53*	99
Interest income	96	*47*	119
Net cash flows from investing activities	(2,254)	*(2,072)*	(5,226)
Financing activities			
Issue of ordinary shares	32	*41*	47
Repayment of bank loan	(378)	-	-
Dividends paid to group shareholders	(1,563)	*(1,556)*	(1,556)
Interest expense	(112)	*(118)*	(235)
Net cash flows from financing activities	(2,021)	*(1,633)*	(1,744)
(Decrease)/increase in cash and cash equivalents	(1,216)	*16*	270
Movement in cash and cash equivalents:			
At start of period	8,449	*8,245*	8,245
(Decrease)/Increase	(1,216)	*16*	270
Effects of exchange rate changes	180	*210*	(66)
At end of period	7,413	*8,471*	8,449

Group
STATEMENT OF CHANGES IN EQUITY

	Share Capital £'000	Convertible Warrants £'000	Share Premium £'000	Share based payments £'000	Capital redemption reserves £'000	Foreign Exchange differences £'000	Retained earnings £'000	Total £'000
At 1st April 2004	740	240	3,590	3	255	-	13,999	18,827
Shares issued	1		40					41
Foreign Exchange differences						77		77
Dividends paid							(1,556)	(1,556)
Profit for period							971	971
Share based payments				39				39
At 30th September 2004	741	240	3,630	42	255	77	13,414	18,399
Shares issued	3		123					126
Warrants converted		(120)						(120)
Foreign Exchange differences						(117)		(117)
Net actuarial losses recognised directly to equity							(493)	(493)
Profit for period							1,515	1,515
Share based payments				40				40
Deferred tax							148	148
At 31st March 2005	744	120	3,753	82	255	(40)	14,584	19,498
Shares issued	1		31					32
Foreign Exchange differences						187		187
Dividends paid							(1,563)	(1,563)
Profit for period							1,166	1,166
Share based payments				40				40
At 30th September 2005	745	120	3,784	122	255	147	14,187	19,360

Notes

1. Presentation of results
The directors approved this Interim Statement on 21st November 2005.

The results for the current period have been prepared using International Financial Reporting Standards. Comparative information previously published under UK Generally Accepted Accounting Practice has been restated under International Financial Reporting Standards. Reconciliation's of this restatement may be found in the announcement dated 15th November 2005.

The financial information contained in this Interim Statement does not constitute statutory accounts as defined by Section 240 of the Companies Act 1985. The financial information for the year ended 31st March 2005 is based on the statutory accounts for the financial year ended 31st March 2005 that have been filed with the Registrar of Companies and on which the auditors gave an unqualified audit opinion.

All shareholders will be sent a copy of this Interim Statement which can also be obtained from the company's registered office at Oval Park, Maldon, Essex CM9 6WG, England.

2. Dividend
The directors do not recommend the payment of an interim dividend.

3. Income tax
The directors consider that tax will be payable at varying rates according to the country of incorporation of a subsidiary and have provided on that basis.

4. Earnings per share
The calculation of basic earnings per share is based on the profit attributable to shareholders for the period and on the following weighted average number of shares in issue:

	No of Ordinary 5p shares
6 months ended 30th September 2005	14,891,212
6 months ended 30th September 2004	14,810,378
12 months ended 31st March 2005	14,829,848

The calculation for diluted earnings per share takes into consideration 778,855 of shares under option at 30th September 2005.

5. Employee benefits
The directors have not obtained an actuarial report in respect of the defined benefit pension scheme for the purpose of this Interim Statement.

CML Microsystems Plc
Oval Park - Langford - Maldon - Essex - CM9 6WG - England
Telephone +44 (0)1621 875500 - Facsimile +44 (0)1621 875606
e-mail: group@cmlmicroplc.com - http://www.cmlmicroplc.com